Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN PAGING INC
filed 1997-03-25
CIK 916065

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

American Paging, Inc. (AMEX symbol "APP" or the "Company") served 777,400 customers at December 31, 1996 through its digital radio transmission systems, covering a geographic area with a total population of approximately 76 million. The Company currently provides local, regional and nationwide advanced wireless messaging communications services in 21 states and the District of Columbia through 51 sales and service centers. The Company offers local and regional paging coverage throughout Florida, the Midwest (including all or parts of Minnesota, Wisconsin, Missouri, Illinois, Indiana and Kentucky), the Mid-Atlantic (including all or parts of Maryland, Pennsylvania, Virginia and Washington, D.C.) and in portions of Oklahoma, Texas, Arizona and Utah. The Company also provides paging service coverage in portions of Iowa, Ohio and Southern California through transmitter-sharing agreements with non-affiliated service providers. Nationwide one-way and two-way paging services are offered through the Company's alliances with non-affiliated service providers.

Overview and Restructuring
American Paging's results of operations for 1996 reflect nearly flat service revenue growth and a slight decrease in the number of units in service. In addition, declining average monthly service revenue per unit ("ARPU"), primarily due to competitive pressures, coupled with rapid increases in operating costs have resulted in sharply higher operating and net losses. Restructuring efforts, started in the third quarter of 1995 and continuing throughout 1996, caused disruptions throughout the Company which, in turn, have slowed revenue growth and led to significant increases in operating costs.

During the third quarter of 1995, the Company launched a comprehensive restructuring initiative related to its sales and customer service organizations. The restructuring effort was aimed at improving three main areas of the Company's operations: increasing sales productivity and service revenue growth, reducing administrative support expenses and improving customer service. The increase in sales productivity was to be achieved through improved direct sales efforts and an increase in the number of direct sales representatives. Reductions in administrative expenses and improvements in customer service were to come from consolidation of the Company's 17 geographically-dispersed customer service and administrative functions into the Company's newly established centralized Customer Telecare Center ("CTC") located in Oklahoma City.

The disruption caused by the restructuring activities was more severe on the Company's results of operations than initially anticipated. Among the problems the Company faced during the restructuring initiative were an increased level of turnover in sales employees, a loss of qualified administrative support for the field, a complete change in the customer support and retention processes, as well as various system integration difficulties encountered during the conversion to the CTC.

The process of transferring back office operations from the field offices to the CTC also resulted in dysfunctions throughout the organization. For example, in the management of inventory, all field offices were directed to ship their broken or damaged inventory to the CTC to be repaired through a centralized repair system. However, the volume of pagers received created a severe backlog resulting in a shortage of user devices in the field. In addition, it was discovered that many of the pagers received at the CTC were obsolete based on the Company's needs.

In order to address these disruptions, several changes were made to the senior management team. During the third quarter of 1996, the Company appointed a new President and Chief Executive Officer, hired a new Vice President- Sales, Marketing and Field Operations, and consolidated its engineering and business development operations under one vice president. Early in 1997, the Company also hired a new Vice President-Finance and Chief Financial Officer. The new senior management team has begun implementing a plan for 1997 centered on building a high-quality, focused sales and marketing organization driven by a new goal-aligned compensation plan, creating new distribution channel and pricing strategies, consolidating current transmission systems to reduce the cost of service and continually improving customer care practices.

The following table presents the breakdown of restructuring charges for the years ended December 31, 1996 and 1995 and the impact on net loss before income taxes:

                                                For the Year Ended December 31,
                                                       1996           1995
                                                   ------------------------
                                                    (Dollars in thousands)
Net loss before income taxes                      $(45,185)      $(15,385)
                                                   ------------------------
General and administrative
 restructuring charges:
   Employee severance costs
     and duplicate staffing                           2,511            752
   Consulting and legal costs                         1,535            430
   Lease buy out costs                                   --            951
                                                   ------------------------
                                                      4,046          2,133
Depreciation restructuring charges:
   Obsolete inventory                                 2,760             --
   Customer management
     and billing system                               2,214             --
   Leasehold improvements and other                     310            779
                                                   ------------------------
                                                      5,284            779
 Total restructuring related charges                  9,330          2,912
                                                   ------------------------
Net loss before income taxes
 excluding restructuring charges                  $(35,855)      $(12,473)
                                                   ========================

During 1996, the Company recorded $4.0 million of general and administrative expenses related to the restructuring effort, primarily for duplicate staffing, employee severance costs, and consulting and legal fees. The problems related to inventory management at the CTC noted above resulted in a write-down of obsolete inventory in the third quarter of 1996 of $2.8 million. The Company also recorded additional depreciation charges of $2.5 million primarily for the write-off of the customer management and billing system. During the consolidation of customer information databases at the CTC, it became apparent that the Company's customer management and billing system did not provide the flexibility necessary to support future customer growth and retention. The Company is currently assessing potential customer management and billing systems.

Restructuring activities during the second half of 1995 resulted in the Company recording pre-tax charges of $2.9 million during 1995. The Company recorded $2.1 million related to employee severance payments, lease buy out costs and consulting fees. In addition, approximately $800,000 in additional depreciation expense was recorded for the reduction in the useful lives of fixed assets which were no longer required after the restructuring.

Over the past two years, the Company has experienced operating losses as a result of increased costs associated with the operation of its upgraded radio paging systems, sales and marketing expenses related to programs which failed to produce planned increases in service revenue, higher general and administrative expense (including restructuring charges), and increased depreciation expense related to obsolete inventory and restructuring-related retirements. Higher operating costs as well as increased interest expense have contributed to increased net losses. Higher interest expense is associated with the Company's increased borrowings to purchase its narrowband Personal Communications Services ("PCS") licenses, capital expenditures, and acquisitions. The Company's operating loss in 1996 was $36.6 million compared to $9.0 million and $169,000 in 1995 and 1994, respectively. The Company's net loss in 1996 was $45.5 million compared to $15.7 million and $1.3 million in 1995 and 1994, respectively.

Results of Operations
SERVICE REVENUE increased 0.9% ($800,000) in 1996 and 20.0% ($15.5 million) in 1995. The minimal growth in 1996 was due to an increase in the average number of units in service partially offset by a decrease in the Company's ARPU. Even though ending units in service for 1996 were below 1995, average units in service for 1996 increased due to steady increases in units in service through the first half of 1996 with gradual declines occurring in the second half of the year. The increase in 1995 was primarily driven by the growth in customers served, including customers obtained through acquisitions. The Company's customer units in service decreased 0.9% (7,100 units) in 1996 and increased 20.2% (131,700 units including approximately 28,400 acquired units) in 1995. The Company's unit growth was slowed in the second half of 1995 and negative for 1996 as a result of workforce disruptions related to restructuring efforts.

In addition to the decrease in units in service during 1996, the Company's service revenue was also slowed by competitive pricing declines and a shift in the distribution channel mix, both of which have had an adverse impact on the Company's ARPU. In 1996 ARPU was $9.88 compared to $10.57 and $11.92 in 1995 and 1994, respectively. The 1996 decline of 6.5% was the result of competitive pricing pressures which accounted for a 5.1% change and a shift in distribution channel mix which accounted for a 1.4% change.

The Company obtains its customers through the direct distribution channel as well as through the indirect reseller and agent distribution channels. Service revenue received through the Company's direct distribution channel is obtained from customers who either purchase the pager or lease the pager from the Company. Service revenue received from customer-owned and maintained ("COAM") pagers is lower than for leased pagers because the COAM customer does not pay monthly lease fees. Reseller units produce lower service revenue and operating cash flow on a per unit basis than units added through the direct and retail distribution channels. As part of the restructuring effort, the Company increased the number of direct sales representatives with the goal of increasing growth in units in service, revenue and ARPU. However, disruptions within the direct sales force from restructuring activities and the resultant increased sales employee turnover led to a decrease in the percentage of customer units served through the direct channel at December 31, 1996 to 62.0% from 62.3% and 65.8% at December 31, 1995 and 1994, respectively.

The Company's revenue is derived primarily from fixed periodic (usually monthly) fees charged to customers for radio paging services and rental of pagers. As long as a subscriber remains on service, future operating results benefit from the recurring payments of the fixed periodic fees without incurring additional selling expenses or additional fixed costs by the Company. The Company's selling activities are directed toward adding new customers and marketing new or additional services to existing customers. Each month, a percentage of the Company's customer base discontinues service for a variety of reasons, including failure to pay, transitory need, economic downturns, switching to a competing service provider, unmet expectations, relocation to a non-service area or securing alternative services. Due to disruptions within the customer service functions that were consolidated as part of the restructuring, the Company's average monthly disconnect or "churn" rate for the year increased to 3.1% during 1996 from 2.5% and 2.6% for 1995 and 1994, respectively. However, the many process improvements implemented at the CTC during the fourth quarter of 1996 led to significant reductions in customer churn from a high of 4.6% for the month of August to 2.7% for the month of December.

SERVICE OPERATING EXPENSES increased 28.3% ($28.9 million) in 1996 and 31.3% ($24.3 million) in 1995 principally due to increased costs to serve the customer base, restructuring charges, higher selling costs, and increased depreciation and amortization expense. The increase in service operating expenses includes restructuring charges totaling $9.3 million and $2.9 million recorded in 1996 and 1995, respectively. As a result of these increased costs, the Company's average monthly cash operating expense per unit (cost of services plus general and administrative expense) increased to $7.36 in 1996 from $6.98 and $7.27 in 1995 and 1994, respectively.

Cost of service increased 25.1% ($6.0 million) in 1996 and 24.4% ($4.7 million) in 1995. During 1996, the Company's third-party reseller expense increased mainly due to an increase in nationwide units in service, along with additional demand for alphanumeric dispatch services and telephone expense increased due to a need for greater trunking capacity at the CTC. The increase in 1995 was due to increased costs of providing service to the customer base as well as increasing system capacity and geographic coverage. The Company's transmitters in service increased to 1,048 at year-end 1996 from 1,018 at year-end 1995 and from 943 at year-end 1994. During 1996 and 1995, transmitters were added primarily for the continued expansion and upgrade of existing systems coupled with the deconstruction of smaller, outdated systems. The Company's new systems and upgraded transmitters are capable of digital broadcast using the high-speed FLEX-TM- signaling protocol, significantly increasing system capacity over the Company's conventional signaling protocol. Beginning in 1997, the Company intends to reduce its cost of providing service by reducing the number of frequencies it maintains and deconstructing older networks it operates.

Sales and marketing expense increased 70.7% ($11.3 million) in 1996 and 20.7% ($2.7 million) in 1995. The increase in 1996 was due to a significant increase in the number of employees in the sales and marketing function as well as increased recruiting and relocation costs associated with high employee turnover. The number of sales employees as a percentage of total employees increased to 62% at year-end 1996 compared to 45% at year-end 1995. With the numerous changes and dislocations surrounding the restructuring effort, employee turnover for 1996 increased significantly, primarily within the sales staff. As part of the restructuring plan, the Company committed additional resources to sales and sales support with the intent to increase unit sales, service revenue and productivity. The Company experienced slight net unit decline in 1996 and slower revenue growth in the second half of 1995 as a result of continued work force disruptions caused by the refocusing of the sales force on direct sales and reengineering of the customer service organization. Selling cost per gross unit added, excluding acquisitions, increased to $94 in 1996 compared to $50 in 1995 and $41 in 1994.

General and administrative expense increased 6.6% ($2.5 million) in 1996 and 33.5% ($9.4 million) in 1995. During 1996, the Company recorded restructuring expenses of approximately $4.0 million related to duplicate staffing, employee severance costs and consulting and legal fees. During the third quarter of 1996, the Company also recorded additional expense of $1.3 million for information systems consulting services in support of the conversion to the CTC. Bad debt expense increased $900,000 in 1996 as a result of temporarily suspending credit and collection activities while these activities were consolidated from the field offices to the CTC. However, partially offsetting these charges were reductions in general and administrative expense primarily due to administrative staff reductions also related to restructuring initiatives. During 1995 the Company recorded restructuring charges of $2.1 million related to subleasing office space, employee severance and outplacement fees, and consulting services.

Operating cash flow was $(2.8) million, or (3.0)% of service revenue in 1996 compared to $15.7 million, or 16.9% of service revenue in 1995 and $17.0 million, or 21.9% of service revenue in 1994. Excluding the $4.0 million of restructuring charges recorded during 1996, operating cash flow would have been $1.2 million, or 1.3% of service revenue. Excluding the $2.1 million of restructuring charges recorded during 1995, operating cash flow would have been $17.8 million, or 19.2% of service revenue.

Depreciation and amortization expense increased 36.8% ($9.1 million) in 1996 and 43.7% ($7.5 million) in 1995. The increase in 1996 was primarily due to increased depreciation totaling $5.3 million for obsolete inventory, write-off of the customer management and billing system, and a reduction in the useful lives of assets retired as a result of the Company's restructuring. The remaining increase in depreciation and amortization expense in 1996 reflects the Company's increased investment in system infrastructure and pager devices. Increased depreciation and amortization expense in 1995 was due to the reduction in the useful lives of pagers and transmitters, and charges of $800,000 to write-off certain assets retired as a result of the Company's restructuring. Excluding the investment in narrowband PCS licenses (which is not yet being amortized), gross fixed assets grew 7.0% to $145.2 million at year-end 1996 from $135.7 million at year-end 1995, primarily due to increases in pagers, transmitters and terminals.

EQUIPMENT SALES INCOME increased $450,000 in 1996 and decreased $13,000 in 1995. The Company generally plans to break even or make a small profit on equipment sales. For marketing purposes, it may, at times in selected locations, discount paging equipment below cost due to competitive pressures or sales promotions.

OPERATING LOSS was $36.6 million in 1996 compared to $9.0 million in 1995 and $169,000 in 1994. Operating margin on service revenue decreased to (39.0)% from (9.7)% in 1995, and was nearly break-even in 1994. As noted previously, the decrease in operating results reflects slower service revenue growth coupled with higher costs to serve the customer base, increased sales and marketing costs, and additional restructuring charges.

The Company's new senior management team is working toward improving unit and service revenue growth during 1997 through a more focused and goal-aligned sales and marketing organization. This plan also includes improving customer churn and service revenue through additional training and increased tenure of CTC customer service representatives. Another major goal in 1997 is to significantly reduce the cost of serving the customer base. The Company currently utilizes 19 frequencies which are supported by 43 network systems across the country. The Company intends to reduce the cost of service by migrating its customer base to no more than three frequencies in any one market which will be supported by a total of six network systems nationwide. Along with dismantling older, less efficient systems, there are plans to relocate some existing transmitters to more heavily populated areas in order to expand coverage, improve quality and gain new customers. The Company intends for these efforts to marginally improve service operating loss and net loss in 1997.

INVESTMENT AND OTHER INCOME/(EXPENSE) was $(900,000) in 1996 and $(855,000) in 1995, reflecting primarily investment losses of $1.2 million for each of the years ended December 31, 1996 and 1995, associated with the Company's joint venture with Nexus Telecommunication Systems, Ltd. ("Nexus"), accounted for using the equity method. The joint venture, American Messaging Services, LLC, was formed to develop multiple applications and distribution channels worldwide for a patented communications network that provides two-way paging, location and telemetry services.

INTEREST EXPENSE-AFFILIATES increased $2.1 million to $7.6 million in 1996 compared to 1995 primarily as the result of increased long-term indebtedness due to the purchase of narrowband PCS licenses, acquisitions and construction expenditures. At year-end 1996, the Company had $140 million outstanding under its Revolving Credit Agreement with its parent, Telephone and Data Systems, Inc. (AMEX symbol "TDS"). The Company pays interest to TDS at a rate of 1 1/2% over the prime rate (for a rate of 9.75% at December 31, 1996) on its outstanding debt. Beginning October 1, 1995 and continuing through September 30, 1996, the Company capitalized interest costs related to borrowing for the acquisition and development of its narrowband PCS licenses. The Company stopped capitalizing interest as of October 1, 1996 due to a suspension in the Company's development of its narrowband PCS licenses. Please see the Capital Resources and Liquidity section for more information related to the Company's plans with respect to the buildout of its narrowband PCS licenses. Capitalized interest totaled $4.2 million for 1996 and $1.4 million for 1995. Interest expense-affiliates was increased $4.4 million to $5.5 million in 1995 compared to 1994 primarily as the result of increased long-term indebtedness due to the purchase of narrowband PCS licenses, acquisitions and construction expenditures.

INCOME TAX EXPENSE was $340,000 in 1996 and $325,000 in 1995, primarily for state income taxes in states where the Company's subsidiaries are generating taxable income after utilization of state net operating losses. The Company s effective income tax rate was (0.8)% in 1996 and (2.1)% in 1995. American Paging is included in a consolidated federal income tax return with other members of the TDS consolidated group. The Company and TDS are parties to a Tax Allocation Agreement pursuant to which American Paging is able to carry forward its losses and credits and use them to offset any current or future income tax liabilities to TDS. The amount of the federal operating loss carry forward available to offset future taxable income aggregated $58.3 million at December 31, 1996, and expires between 2010 and 2012. The amount of the state net operating loss carry forward available to offset future taxable income aggregated $61.5 million at December 31, 1996, and expires between 1997 and 2012.

NET LOSS increased to $45.5 million in 1996 primarily due to significant increases in operating expenses as well as increased interest expense due to additional borrowings under the Revolving Credit Agreement with TDS. Net loss increased to $15.7 million in 1995 from $1.3 million in 1994, also reflecting a significant increase in operating loss and increased interest expense and costs associated with the Company's investment in the Nexus joint venture. LOSS PER COMMON SHARE was $2.27 in 1996 and $0.78 in 1995, reflecting the change in net loss.

Inflation
Management believes that inflation affects the Company's business to no greater extent than it does the general economy.

Capital Resources and Liquidity
Construction and development of the Company's radio paging infrastructure and Customer Telecare Center, the purchase of narrowband PCS licenses, costs associated with restructuring the Company's operations, and growth in the number of customers served, both internally and through acquisitions, have caused financing requirements to exceed internally generated cash flow during the last three years. Accordingly, the Company has obtained substantial external funds in the form of borrowings under a Revolving Credit Agreement with TDS and anticipates that it will require additional funds over the next few years. The additional funds will be used to finance continuing operations as needed, as well as for expanding and upgrading its infrastructure to provide increased coverage and improved quality service to customers.

CASH FLOWS FROM OPERATING ACTIVITIES required cash of $10.8 million in 1996 and provided cash of $13.8 million and $20.7 million for the years ended December 31, 1995 and 1994, respectively. Cash flows required by operating activities in 1996 compared to 1995 reflect a $24.6 million decrease, primarily due to $29.8 million additional net loss coupled with a decrease in items requiring cash such as accrued interest, accounts payable and unearned revenue of $4.1 million. These decreases were partially offset by $9.3 million for depreciation and amortization and other items not requiring cash. Cash flows provided by operating activities in 1995 compared to 1994 reflect a $6.9 million increase, primarily due to $14.4 million additional net loss coupled with a decrease in items requiring cash such as accounts payable, employee benefit obligations and unearned revenue of $6.9 million. These decreases were partially offset by $14.4 million for items not requiring cash, such as depreciation and amortization and balance sheet accruals for interest, taxes and restructuring.

CASH FLOWS FROM FINANCING ACTIVITIES provided $45.6 million, $67.8 million and $28.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Company increased its borrowings under the Revolving Credit Agreement with TDS by $45.4 million, $66.4 million and $28.1 million during the years ended December 31, 1996, 1995 and 1994, respectively. In 1994, the Company repaid $44.4 million of notes payable-affiliates from the net proceeds of its February 1994 initial public offering.

CASH FLOWS FROM INVESTING ACTIVITIES required cash totaling $38.5 million, $79.6 million and $48.6 million for the years ended December 31, 1996, 1995 and 1994, respectively. The majority of the cash outflow in each of these years related to additions to property, plant and equipment of $32.5 million, $26.5 million and $29.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. Net cash outflow of $4.3 million for the year ended December 31, 1996 primarily related to interest capitalized on borrowings for the purchase of five regional narrowband PCS licenses. Net cash outflow of $45.4 million and $11.2 million for the years ended December 31, 1995 and 1994, respectively, related to the Company's acquisition and development of its narrowband PCS licenses. Acquisitions required cash totaling $5.5 million and $9.5 million during 1995 and 1994, respectively. Cash required for other investments related primarily to the Company's joint venture with Nexus. Capital expenditures for radio paging property and equipment and the purchase of pagers for lease are anticipated to total approximately $35 million in 1997.

In April 1995, the Company completed its acquisition of five regional narrowband PCS licenses, providing coverage equivalent to that of a nationwide license, from the Federal Communications Commission ("FCC"). The Company does not expect to spend a significant amount during 1997 on the development of its narrowband PCS licenses. The Company is suspending development of its narrowband PCS licenses until such time as the supporting infrastructure and related subscriber device equipment is commercially available. In addition, significant funds will be required when the Company resumes development of its narrowband PCS infrastructure and markets the services that these licenses will allow the Company to provide. There can be no assurance that the Company will be successful in developing these licenses due to such factors as the inability to obtain sufficient financing at a reasonable cost, the availability of supporting infrastructure and related subscriber device equipment, competition, regulatory developments or other factors.

At December 31, 1996, the Company had $560,000 in cash. The Company had unused borrowing capacity at December 31, 1996 of $10 million under its Revolving Credit Agreement with TDS.

Pursuant to the Revolving Credit Agreement, amended effective January 1, 1997, the Company may borrow up to an aggregate of $180 million from TDS. At December 31, 1996, long-term debt under this agreement of $140 million was used for the acquisition and development of five regional narrowband PCS licenses ($61.0 million), investment in infrastructure, systems and pagers ($49.2 million), acquisitions ($15.7 million) and continuing operations ($14.1 million). The Revolving Credit Agreement allows the Company to borrow funds at an interest rate equal to 1 1/2% above the prime rate, which is payable quarterly. No principal is payable until January 1, 1999, subject to acceleration under certain circumstances, at which time the entire principal balance then outstanding is scheduled to become due and payable. The Company determined that it was in violation of a covenant under the Revolving Credit Agreement with TDS relating to maintaining a certain ratio of equity to liabilities. The Company obtained a waiver of the covenant from TDS through January 1, 1999. In absence of such waiver, the entire amount outstanding under the Revolving Credit Agreement would have become immediately due and payable at the discretion of TDS.

In connection with the Company's efforts to increase its customer base and market share, invest in new communications technologies and fulfill its obligations under the Revolving Credit Agreement with TDS, the Company may require additional funding, the nature, amount and source of which cannot now be determined, but which may include increases under or changes in the structure of the Revolving Credit Agreement with TDS or public or private offerings of debt or equity securities. If sufficient funding is not made available to the Company on terms and prices acceptable to the Company, the Company would have to reduce its construction and development programs, which could have a material adverse impact on the Company's financial condition and results of operations.



Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Language

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the Company's beliefs and expectations are forward-looking statements. These statements contain potential risks and uncertainties and, therefore, actual results may differ materially. American Paging undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in the Company's markets; new wireless messaging technology advances; possible future litigation; availability of future financing; start-up of narrowband PCS operations; and unanticipated changes in growth in paging customers, penetration rates, churn rates and the mix of products and services offered in the Company's markets. Readers should evaluate any statements in light of these important factors.


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Year Ended December 31,

                                                       1996           1995           1994
                                                   -----------------------------------------
                                               (Dollars in thousands, except per share amounts)
Service Revenue                                    $ 93,841      $  93,034      $  77,520
                                                   -----------------------------------------
Service Operating Expenses
 Cost of services                                    30,092         24,062         19,347
 Sales and marketing                                 27,295         15,988         13,249
 General and administrative                          39,766         37,308         27,947
 Depreciation and amortization                       33,777         24,692         17,178
                                                   -----------------------------------------
                                                    130,930        102,050         77,721
                                                   -----------------------------------------
Service Operating Loss                              (37,089)        (9,016)          (201)
                                                   -----------------------------------------

Equipment Sales
 Revenue                                             10,346         14,116         14,545
 Cost of equipment sold                               9,883         14,097         14,513
                                                   -----------------------------------------
Equipment Sales Income                                  463             19             32
                                                   -----------------------------------------

Operating Loss                                      (36,626)        (8,997)          (169)
                                                   -----------------------------------------

Investment and Other Income/(Expense)
 Investment loss in joint venture                    (1,201)        (1,151)        (1,055)
 Interest income                                        259            175            121
 Other, net                                              33            121            153
                                                   -----------------------------------------
                                                       (909)          (855)          (781)
                                                   -----------------------------------------
Loss Before Interest and Income Taxes               (37,535)        (9,852)          (950)
Interest expense - affiliates                         7,650          5,533          1,165
                                                   -----------------------------------------
Loss Before Income Taxes                            (45,185)       (15,385)        (2,115)
Income tax expense/(benefit)                            342            325           (783)
                                                   -----------------------------------------
Net Loss                                           $(45,527)    $  (15,710)      $ (1,332)
                                                   =========================================
Weighted Average Common and
 Series A Common shares (000s) (SEE NOTE 1)          20,048         20,017         19,621
Net Loss per Common and Series A Common share      $  (2.27)      $  (0.78)      $  (0.07)
                                                   =========================================


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.




CONSOLIDATED BALANCE SHEETS


Assets

                                                          December 31,
                                                       1996           1995
                                                  ---------------------------
                                                     (Dollars in thousands)
Current Assets
 Cash and cash equivalents                        $     557      $   4,280
 Temporary investments                                  150             --
 Accounts receivable:
   Customers, net of reserves of
     $1,883 and $1,283, respectively                 12,639         11,883
   Affiliates--income taxes                              --            258
   Other                                                234             15
 Inventory                                            8,548          3,408
 Net deferred tax asset                               2,482          2,028
 Prepaid expenses and other                           1,231          1,508
                                                  ---------------------------
                                                     25,841         23,380
                                                  ---------------------------

Investments
 Investment in joint venture                            193             97
 Marketable securities                                  286             --
                                                  ---------------------------
                                                        479             97
                                                  ---------------------------

Property, Plant and Equipment
 In service                                         113,000        102,385
 Less accumulated depreciation                       61,528         42,933
                                                  ---------------------------
                                                     51,472         59,452
                                                  ---------------------------

Intangible Assets
 PCS licenses                                        59,601         55,538
 Other intangibles, net of accumulated
    amortization of $17,543 and $13,733,
    respectively                                     15,981         20,682

                                                  ---------------------------
                                                     75,582         76,220
                                                  ---------------------------

Total Assets                                      $ 153,374      $ 159,149
                                                  ===========================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

Liabilities and Common Shareholders' Equity

                                                         December 31,

                                                       1996           1995
                                                  ---------------------------
                                                     (Dollars in thousands)
Current Liabilities
 Due to affiliates
   Accounts payable                                $  1,486       $  1,540
   Accrued interest                                   1,169          2,391
 Accounts payable                                     3,401          9,192
 Unearned revenue and deposits                       10,527         10,829
 Accrued taxes                                          357            353
 Accrued compensation                                 1,266          1,033
 Other current liabilities                            2,841          1,991
                                                  ---------------------------
                                                     21,047         27,329
                                                  ---------------------------


Revolving Credit Agreement - TDS                    139,960         94,523
                                                  ---------------------------


Net Deferred Tax Liability                            2,169          1,721
                                                  ---------------------------

Common Shareholders' Equity
 Common shares, par value $1 per share;
    authorized 50,000,000 shares; issued
    and outstanding 7,559,633 shares in
    1996 and 7,536,931 shares in 1995                 7,560          7,537
 Series A Common shares, par value $1 per share;
    authorized 50,000,000 shares; issued and
    outstanding 12,500,000 shares                    12,500         12,500
 Additional paid-in capital                          72,589         72,463
 Retained deficit                                  (102,451)       (56,924)
                                                  ---------------------------
                                                     (9,802)        35,576
                                                  ---------------------------


Total Liabilities and Common Shareholders' Equity  $153,374       $159,149
                                                  ===========================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Year Ended December 31,

                                                                      1996           1995           1994
                                                                   -----------------------------------------
                                                                            (Dollars in thousands)
Cash Flows from Operating Activities
 Net loss                                                         $(45,527)      $(15,710)      $ (1,332)
 Add (deduct) adjustments to reconcile net loss to
   net cash (required) provided by operating activities:
 Depreciation and amortization                                      33,777         24,692         17,178
 Deferred income taxes, net                                             (6)           263           (129)
 Investment loss                                                     1,201          1,151          1,055
 Other noncash expense                                               4,473          4,030          2,912
 Change in accounts receivable                                        (975)          (998)        (1,118)
 Change in accounts payable                                         (2,269)           167          4,811
 Change in unearned revenue                                           (302)           788            946
 Change in accrued taxes                                               262           (281)        (2,518)
 Change in accrued interest                                         (1,222)         1,887           (319)
 Change in employee benefit obligations                                 --         (2,096)            --
 Change in other assets and liabilities                               (186)          (104)          (800)
                                                                   -----------------------------------------
                                                                   (10,774)        13,789         20,686
                                                                   -----------------------------------------
Cash Flows from Financing Activities
 Change in Revolving Credit Agreement - TDS                         45,437         67,548        28,113
 Change in notes payable - affiliates                                   --             --        (44,436)
 Common shares issued                                                  149            268         44,581
                                                                   -----------------------------------------
                                                                    45,586         67,816         28,258
                                                                   -----------------------------------------

Cash Flows from Investing Activities
 Additions to property, plant and equipment                        (32,517)       (26,527)       (28,966)
 Acquisitions, excluding cash acquired                                  --         (5,539)        (9,548)
 Investment in PCS licenses                                         (4,285)       (45,412)       (11,203)
 Other investments                                                  (1,297)        (2,131)        (1,751)
 Change in temporary investments and marketable securities            (436)            --          2,858
                                                                   -----------------------------------------
                                                                   (38,535)       (79,609)       (48,610)
                                                                   -----------------------------------------

Net (Decrease) Increase in Cash
 and Cash Equivalents                                               (3,723)         1,996            334

Cash and Cash Equivalents
 Beginning of period                                                 4,280          2,284          1,950
                                                                   -----------------------------------------
 End of period                                                    $    557       $  4,280       $  2,284
                                                                   =========================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.



CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY
                                                                           Year Ended December 31,
                                                                      1996           1995           1994
                                                                 -----------------------------------------
                                                                           (Dollars in thousands)
Common shares
 Balance at beginning of period                                  $   7,537      $   7,500      $      --
 Add
   Employee stock ownership plans                                       23             37             --
   Recapitalization                                                     --             --          1,500
   Initial public offering                                              --             --          3,500
   Conversion of Series A Common shares                                 --             --          2,500
                                                                 -----------------------------------------
 Balance at end of period                                        $   7,560      $   7,537      $   7,500
                                                                 =========================================


Series A Common shares
 Balance at beginning of period                                  $  12,500      $  12,500      $      --
 Add (deduct)
   Recapitalization                                                     --             --         15,000
   Conversion into Common shares                                        --             --         (2,500)
                                                                 -----------------------------------------
 Balance at end of period                                        $  12,500      $  12,500      $  12,500
                                                                 =========================================


Additional Paid-in Capital
 Balance at beginning of period                                  $  72,463      $  72,232      $  47,651
 Add (deduct)
   Employee stock ownership plans                                      126            231             --
   Recapitalization                                                     --             --        (16,500)
   Initial public offering                                              --             --         42,070
   Common stock expense                                                 --             --           (989)
                                                                 -----------------------------------------
 Balance at end of period                                        $  72,589      $  72,463      $  72,232
                                                                 =========================================


Retained Deficit
 Balance at beginning of period                                  $ (56,924)     $ (41,214)     $ (39,882)
 Add Net loss                                                      (45,527)       (15,710)        (1,332)
                                                                 -----------------------------------------
 Balance at end of period                                        $(102,451)     $ (56,924)     $ (41,214)
                                                                 =========================================


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                                                                                                         25


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Paging, Inc. (the "Company") is an 82.3%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The Company provides local, regional and nationwide advanced wireless messaging communications services in 21 states and the District of Columbia. The Company offers local and regional paging coverage throughout the Midwest, the Mid-Atlantic, and in the states of Florida, Oklahoma, Texas, Arizona and Utah. Nationwide paging is offered through the Company's alliances with non-affiliated service providers. As of December 31, 1996, the Company had 777,400 pagers in service through 51 sales and service offices.

PRINCIPLES OF CONSOLIDATION

The accounting policies of the Company conform to generally accepted accounting principles. The consolidated financial statements include the accounts of American Paging, Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SERVICE REVENUE AND EQUIPMENT SALES

Service revenue includes all regular monthly charges to customers for subscriber device rental and dispatch services. Rental and dispatch revenues are recognized in the month in which service is provided. Equipment sales revenue includes all charges for pagers sold to customers.

UNEARNED REVENUE AND DEPOSITS

Unearned revenue and deposits primarily represent monthly charges to customers for subscriber device rental and dispatch services billed in advance. Such revenue is recognized in the following months when service is provided and deposits are applied against the customer's final bill.

NET LOSS PER SHARE

Net loss per Common and Series A Common share is computed by dividing Net loss by the weighted average number of Common and Series A Common shares outstanding during the periods, adjusted to give retroactive effect to the recapitalization in conjunction with the Company's 1994 initial public offering.

Assuming that the Company's initial public offering had taken place and all proceeds therefrom had been used to retire Notes payable-affiliates as of January 1, 1994, pro forma Net loss would have decreased by $286,000 (net of income taxes) due to the elimination of Interest expense-affiliates and pro forma Net loss per Common and Series A Common share would have been $0.05 for the year ended December 31, 1994.

CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS AND MARKETABLE SECURITIES

Cash and cash equivalents include cash and those short term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of more than three months and less than 12 months are classified as temporary investments and are stated at cost, which approximates market. Those investments with original maturities of more than 12 months are classified as marketable securities and are stated at amortized cost.

INVENTORY

Inventory consists of subscriber devices on hand. Subscriber device cost is determined by the average cost method.

INVESTMENT IN JOINT VENTURE

The equity method of accounting is used to record the Company's 50% interest in American Messaging Services, LLC ("AMS"), which is the Company's joint venture with Nexus Telecommunication Systems, Ltd. of Israel ("Nexus"). AMS, a development stage entity, was formed to develop multiple applications and distribution channels worldwide for a patented communications network that provides two-way paging, location and telemetry services. The Company's share of the net losses of the joint venture is stated as Investment loss in joint venture in the Consolidated Statement of Operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at original cost. Depreciation is provided based on the straight-line method over the estimated useful lives of the assets, which range from two to five years. Based on a study of useful lives, the Company shortened the estimated useful lives of its subscriber devices from five to four years and transmitters from seven to five years, beginning in July 1994. This change in accounting estimate increased depreciation expense approximately $3.5 million, or $0.18 per share, for 1995 and $1.5 million, or $0.08 per share, for 1994.

Property, plant and equipment is composed of the following:

                                                December 31,
                                             1996           1995
                                         ---------------------------
                                           (Dollars in thousands)
 Subscriber devices                     $  39,714      $  47,577
 Terminals and transmitters                44,251         41,842
 Computer equipment                        16,595          4,467
 Furniture and fixtures                    10,314          6,696
 Other                                      2,126          1,803
                                         ---------------------------
   Subtotal                               113,000        102,385
Less accumulated depreciation              61,528         42,933
                                         ---------------------------
   Total                                $  51,472      $  59,452
                                         ===========================

See Note 5 - Commitments for a discussion of property leased by the Company.

INTANGIBLE ASSETS

The Company has capitalized certain start-up costs in connection with the development and acquisition of paging systems. Costs of developing new paging systems are deferred pending the outcome of license applications which grant authority to provide paging services in a particular area. Upon acceptance of the application the Company amortizes these deferred start-up costs over a period of ten years commencing with the date of commercial operation. If the application is not granted, all costs incurred are charged to expense in the current period. In the case of trades for or acquisitions of operating paging systems, certain costs are included in other intangible assets. Covenants not to compete are amortized over the term of the agreements. Goodwill is amortized over a period of 25 years. Customer lists are amortized over a period of five years.

Other intangible assets are composed of the following:

                                               December 31,
                                             1996           1995
                                        ---------------------------
                                           (Dollars in thousands)
 Customer lists                         $  15,411      $  15,411
 Deferred start-up costs                    7,048          7,939
 Goodwill                                   6,599          6,599
 Covenants not to compete                   2,409          2,409
 Other                                      2,057          2,057
                                        ---------------------------
   Subtotal                                33,524         34,415
 Less accumulated amortization             17,543         13,733
                                        ---------------------------
   Total                                $  15,981      $  20,682
                                        ===========================

In November 1994, the Company was the successful bidder for five regional narrowband Personal Communications Services ("PCS") licenses, providing coverage equivalent to that of a nationwide license, at auction by the Federal Communications Commission ("FCC"). The FCC granted the licenses in May 1995. The Company's cost of the licenses aggregated $53.6 million.

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 34, American Paging capitalized interest on the borrowings for the purchase of these licenses while it undertook development activities. Interest capitalized for the year ended December 31, 1995 was $1.4 million. Interest capitalized for the nine months ended September 30, 1996 was $4.2 million. Effective October 1, 1996, the Company stopped capitalizing interest as the Company suspended the development of its narrowband PCS licenses pending commercial availability of the supporting infrastructure and related subscriber device equipment.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in January 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable. The effect of adopting the standard on results of operations and financial position was immaterial.

OTHER CURRENT LIABILITIES

Other current liabilities consists of accrued restructuring expenses of $1.3 million and $1.0 million at December 31, 1996 and 1995, respectively. The remaining other current liabilities consist of accrued expenses as of December 31, 1996 and 1995.

RESTRUCTURING

American Paging began restructuring its sales and operating areas during the third quarter of 1995 which continued throughout 1996. During 1995, the Company recorded restructuring-related expense totaling $2.9 million, primarily for employee severance payments, lease costs and consulting fees of $2.1 million included in general and administrative expense. In addition, approximately $800,000 in depreciation expense was recorded during 1995 for the reduction in the useful lives of fixed assets which were no longer required upon completion of the restructuring.

During 1996, the Company recorded restructuring-related expense totaling $9.3 million, primarily for additional depreciation related to obsolete inventory of $2.8 million and the write-off of the customer management and billing system of $2.2 million. Also recorded were accruals for other restructuring costs included in general and administrative expense of $4.0 million.

SUPPLEMENTAL CASH FLOW DISCLOSURES

The Company acquired three paging companies in 1995 and one in 1994. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed:

                                          Year Ended December 31,
                                             1995           1994
                                        ---------------------------
                                           (Dollars in thousands)
 Goodwill                               $   2,193      $   3,850
 Customer lists                             2,022          4,400
 Licenses                                     775            500
 Covenants not to compete                     500            500
 Property, plant and equipment                216            350
 Accounts receivable                          181             --
 Inventory                                    103            150
 Advance billings and
   customer deposits                         (123)           (40)
 Unearned revenue                            (330)          (150)
 Other assets and liabilities,
   excluding cash acquired                      2            (12)
                                        ---------------------------
 Decrease in cash due
   to acquisitions                      $   5,539      $   9,548
                                        ===========================

The following table summarizes interest and income taxes paid.

                                  Year Ended December 31,
                              1996           1995           1994
                           --------------------------------------
                                  (Dollars in thousands)
 Interest paid
   to affiliates           $13,039         $3,645         $1,483

 Income taxes paid         $    96         $  205         $1,333
                           --------------------------------------

The Company used federal income taxes refundable of $1.1 million to reduce its debt to TDS during 1995.

Other noncash expenses included in the statements of cash flows consist primarily of lost pager expense of $2.9 million, $2.4 million and $2.1 million for the years ended December 31, 1996, 1995 and 1994, respectively, restructuring expense of $1.5 million and $1.7 million for the years ended December 31, 1996 and 1995, respectively, and deferred compensation for stock appreciation rights of $306,000 for the year ended December 31, 1994.

Other investments consist primarily of the Company's investment in the AMS joint venture of $1.2 million, $1.1 million and $1.1 million for the years ended December 31, 1996, 1995 and 1994, respectively.


2. INCOME TAXES

The Company is included in a consolidated federal income tax return with other members of the TDS consolidated group.

TDS and American Paging entered into a Tax Allocation Agreement (the "Agreement") effective January 1, 1994. The Agreement provides that American Paging and its subsidiaries be included in a consolidated federal income tax return and in state income or franchise tax returns in certain situations with the TDS affiliated group. American Paging and its subsidiaries calculate their losses and credits as if they comprised a separate affiliated group. Under the Agreement, American Paging is able to carry forward its losses and credits and use them to offset any future income tax liabilities to TDS. The amount of federal net operating loss carry forward available to offset future taxable income aggregated $58.3 million at December 31, 1996 and expires between 2010 and 2012. The amount of state net operating loss carry forward available to offset future taxable income aggregated $61.5 million at December 31, 1996 and expires between 1997 and 2012.

Income tax expense/(benefit) is summarized as follows:

                                        Year Ended December 31,
                                   1996           1995      1994
                                  --------------------------------
                                        (Dollars in thousands)
 Federal income taxes:
   Current                        $  --         $  (39)  $  (666)
   Deferred                          --             60        35
 State income taxes:
   Current                          348            101        12
   Deferred                          (6)           203      (164)
                                  --------------------------------
 Income tax expense/(benefit)     $ 342         $  325   $  (783)
                                  ================================


The components of the Company's noncurrent deferred tax assets and liabilities are summarized as follows:

                                           December 31,
                                       1996           1995
                                    ---------------------------
                                     (Dollars in thousands)
 Deferred tax asset:
   Net operating loss
     carryforwards                 $ 24,797      $  10,290
   Deferred charges                   3,295            391
   AMT credit carryforward              313            313
   Other                                417             63
                                   --------------------------
                                     28,822         11,057
   Less: valuation allowance        (26,683)        (9,373)
                                   --------------------------
     Total deferred tax asset         2,139          1,684
                                   --------------------------
 Deferred tax liability:
   Property, plant and equipment       (831)         2,817
   Licenses                           5,139            588
                                   --------------------------
     Total deferred tax liability     4,308          3,405
                                   --------------------------
       Net deferred tax liability  $  2,169      $   1,721
                                   ==========================

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a valuation allowance primarily for the federal and state net operating loss carryforwards that may expire before they are utilized. The valuation allowance increased by $17.3 million and $5.6 million in 1996 and 1995, respectively. The Company had current deferred tax assets totaling $2.5 million at December 31, 1996, representing primarily the effects of unearned revenue. At December 31, 1996, the Company had $313,000 of federal alternative minimum tax ("AMT") credit carryforwards available to offset regular income tax payable in future years.

The statutory federal income tax rate is reconciled to the Company's effective income tax rate from net loss before the cumulative effect of a change in accounting principle below:

                                           Year Ended December 31,
                                     1996           1995           1994
                                 -------------------------------------------
 Statutory federal
   income tax rate                   35.0%          35.0%          35.0%
 State income taxes,
   net of federal benefit            (0.8)          (2.0)           4.7
 Federal deferred
   tax asset adjustment             (36.6)         (36.0)          (5.4)
 Other, net                           1.6            0.9            2.7
                                 -------------------------------------------
 Effective tax rate                  (0.8)%         (2.1)%         37.0%
                                 ===========================================

3. REVOLVING CREDIT AGREEMENT

The Company has unsecured notes payable to TDS and Telecommunications Technologies Fund, Inc., a wholly owned subsidiary of TDS, pursuant to a Revolving Credit Agreement.

The Company entered into the Revolving Credit Agreement with TDS effective January 1, 1994, at which date all of the outstanding obligations of the Company to TDS were incorporated thereunder. Pursuant to the Revolving Credit

Agreement, as amended effective January 1, 1997, the Company may borrow up to an aggregate of $180 million from TDS, at an interest rate equal to 1 1/2% above the prime rate announced from time to time by the LaSalle National Bank of Chicago (for a rate of 9.75% at December 31, 1996) on the unpaid principal amount. Interest is payable on demand on any overdue principal or overdue installment of interest at a rate equal to 3 1/2% above such prime rate. Interest on the balance due under the Revolving Credit Agreement is payable quarterly and no principal is payable until the earlier of January 1, 1999, or six months after such time as TDS's ownership of the Company falls below 70%, subject to acceleration under certain circumstances, at which time the entire principal balance due under the Revolving Credit Agreement then outstanding is scheduled to become due and payable.

During 1996, the Company determined that it was in violation of a covenant under the Revolving Credit Agreement with TDS relating to maintaining a certain ratio of equity to liabilities. The Company obtained a waiver of the covenant from TDS through January 1, 1999. In absence of such waiver, the entire amount outstanding under the Revolving Credit Agreement would have become immediately due and payable at the discretion of TDS.

4. RELATED PARTY TRANSACTIONS

The Company is billed for all services it receives from TDS and its affiliates, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to the Company and on allocations of common expenses. Such allocations are based on the relationship of the Company's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable.

TDS and certain of its affiliates provided the Company with centralized management, accounting, engineering, billing and data processing services aggregating $5.9 million, $5.8 million and $4.6 million in 1996, 1995 and 1994, respectively. In addition, the Company purchased materials and equipment at cost through TDS's associated service companies aggregating $244,000, $296,000 and $400,000 in 1996, 1995 and 1994, respectively.

The Company has a Cash Management Agreement with TDS under which the Company may from time to time deposit its excess cash with TDS for investment under TDS's Cash Management program. Deposits made under the agreement are generally available to the Company on demand and bear interest each month equal to the daily weighted average rate earned on all securities held on behalf of the participants in the program. For financial reporting purposes, the Company reports its proportionate amount of cash, temporary investments and marketable securities invested in the program.

5. COMMITMENTS

The Company expects to spend approximately $35 million during 1997 for enhancements to existing systems, construction of new systems and purchases of subscriber devices for lease. The Company has not budgeted any amounts for the buildout of its narrowband PCS license for 1997.

The Company and its subsidiaries lease office and transmitter sites at various locations in the United States under operating leases. Future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year, as of December 31, 1996, are as follows:

                                            Minimum Future
                                            Rental Payments
                                            ---------------
                                         (Dollars in thousands)
         1997                                 $  2,631
         1998                                    2,403
         1999                                    1,836
         2000                                    1,150
         2001                                      749
      Thereafter                                 1,700

Rent expense totaled $6.7 million, $5.7 million and $4.6 million in 1996, 1995 and 1994, respectively.

6. COMMON STOCK

EMPLOYEE BENEFIT PLANS
The following table summarizes Common shares issued for the year ended December 31, 1996 for the employee benefit plans described below:

                                           Year Ended December 31,
                                             1996           1995
                                          -------------------------
Common shares:
 Tax deferred savings plan                 18,970         31,453
 Employee stock purchase plan               3,732          5,478
 Employee stock option plan                    --             --
                                          -------------------------
                                           22,702         36,931
                                          =========================

No shares were issued under these plans for the year ended December 31, 1994.

EMPLOYEE STOCK APPRECIATION RIGHTS PLAN
In 1988, American Paging began a Stock Appreciation Rights ("SAR") program for its senior management pursuant to the Long-Term Incentive Plan (the "Plan"). The Plan utilized phantom stock of the Company and lasted until December 31, 1994. Each SAR allowed the grantee to receive an amount, in TDS Common shares or cash, equivalent to the difference between the estimated market value of the SAR on the grant and exercise dates. The Company recorded compensation expense over the seven year vesting period with total compensation under the Plan of $2.1 million being paid in cash in 1995.

TAX-DEFERRED SAVINGS PLAN
The Company has reserved 150,000 Common shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in American Paging Common shares, TDS Common shares, United States Cellular Corporation (an 80.6%-owned subsidiary of TDS) Common shares, Aerial Communications, Inc. (an 82.8%-owned subsidiary of TDS) Common shares or five non-affiliated funds. During 1996 and 1995, the Company issued 18,970 and 31,453 Common shares under this plan, respectively.

EMPLOYEE STOCK PURCHASE PLAN
The Company reserved 110,000 Common shares for sale to employees of American Paging and its subsidiaries in connection with the 1994 Employee Stock Purchase Plan ("1994 ESPP"). During 1996 and 1995, the Company issued 3,732 and 5,478 Common shares, respectively, to employees under the 1994 ESPP. The termination date of this plan was December 31, 1996. During 1996, the 1997 Employee Stock Purchase Plan ("1997 ESPP") was approved which became effective January 1, 1997. The Company reserved 100,000 Common shares for sale to employees of American Paging and its subsidiaries under the 1997 ESPP.

EMPLOYEE STOCK OPTION PLAN
The Company has reserved 700,000 Common shares for sale to officers and employees through stock options in connection with the 1994 Long-Term Incentive Plan (the "1994 Plan"), as amended and restated as of April 1, 1996. As of December 31, 1996, no shares had been issued under the 1994 Plan. The options are exercisable over a specified period not in excess of ten years. The options expire from 2000 to 2006, or the date of the employee's termination of employment, if earlier.

The Company accounts for stock options and employee stock purchase plans under Accounting Principles Board Opinion No. 25. No compensation costs have been recognized for these plans. Had compensation cost for all plans been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's Net loss and Net loss per share would have been the following pro forma amounts:

                                           Year Ended December 31,
                                             1996           1995
                                         ---------------------------
                                           (Dollars in thousands
                                          except per share amounts)
Net loss                As reported     $ (45,527)     $ (15,710)
                        Pro forma         (45,639)       (15,746)

Loss per Common share   As reported     $   (2.27)     $   (0.78)
                        Pro forma           (2.28)         (0.79)
                                         ---------------------------

Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of the Company's stock option plan as of December 31, 1996 and 1995, and changes during the years then ended is presented in the following table:

                                                   Weighted        Weighted
                                     Number of      Average         Average
                                      Shares     Option Prices    Fair Values
                                     ----------------------------------------
STOCK OPTIONS:
Outstanding-January 1, 1995          282,500        $14.00
  (no shares exercisable)
 Granted                              85,500        $ 7.58          $4.02
 Cancelled                           (88,500)       $14.00
Outstanding-December 31, 1995        279,500        $12.04
  (42,000 shares exercisable)
 Granted                              33,000        $ 6.73          $3.43
 Cancelled                           (93,875)       $11.43
Outstanding-December 31, 1996        218,625        $11.49
  (88,400 shares exercisable)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.6% and 7.6%; expected dividend yield of 0.0% for both years; expected lives of 7.4 years and 5.5 years; and expected volatility of 38.6% and 38.6%.

In accordance with provisions of the 1994 ESPP, shares issued in 1996 and 1995 under the 1994 ESPP were issued at 100% of the fair market value as this was below the offering price as of the grant date on October 1, 1994. As a result, there is no compensation cost to be recognized under SFAS No. 123 for these shares.

INITIAL PUBLIC OFFERING
In 1994, the Company sold 3.5 million Common shares in an underwritten public offering at an initial public offering price of $14.00 per share. The Company realized $45.6 million in connection with the sale, after the payment of the underwriters' discount. The proceeds of the sale were used to repay indebtedness to TDS. Prior to the public offering, TDS exchanged all of the outstanding common stock of the Company for 1.5 million Common shares and 15.0 million Series A Common shares.

SERIES A COMMON SHARES
The holders of Common shares are entitled to one vote per share. The holders of Series A Common shares are entitled to fifteen votes per share. Series A Common shares are convertible on a share-for-share basis into Common shares. During 1994, TDS converted 2.5 million Series A Common shares into Common shares. As of December 31, 1996, all of the Company's Series A Common shares were held by TDS.

7. ACQUISITIONS

Assuming that the acquisitions accounted for as purchases during 1995 had taken place on January 1, 1995, unaudited pro forma results of operations would have been as follows:

                                      Year Ended December 31,
                                        1996          1995
                                    ---------------------------
                                      (Dollars in thousands
                                     except per share amounts)
 Service revenue                   $  93,841      $  95,570
 Net loss                            (45,527)       (16,432)
 Loss per Common share             $   (2.27)     $   (0.82)
                                    ---------------------------


SELECTED CONSOLIDATED FINANCIAL DATA

                                                                             Year Ended or at December 31,
                                                                 1996        1995        1994        1993        1992
                                                           --------------------------------------------------------------
                                                            (Dollars in thousands, except per share and per unit amounts)
OPERATING DATA
 Service revenue                                           $   93,841  $   93,034  $   77,520  $   64,384  $   48,582
 Equipment sales revenue                                       10,346      14,116      14,545      10,979       6,134
 Operating loss                                               (36,626)     (8,997)       (169)       (721)     (5,447)
 Net loss before cumulative effect of a
   change in accounting principle                             (45,527)    (15,710)     (1,332)     (3,058)     (4,725)
 Cumulative effect of a change in accounting principle             --          --          --        (178)         --
 Net loss                                                  $  (45,527) $  (15,710) $   (1,332) $   (3,236) $   (4,725)
 Weighted average Common and
   Series A Common shares (000s) (1)                           20,048      20,017      19,621      16,500      16,500
 Loss per Common and Series A Common share:
   Before cumulative effect of a
     change in accounting principle                        $    (2.27)  $   (0.78)  $   (0.07)  $   (0.19)  $   (0.29)
   Cumulative effect of a change
     in accounting principle                                       --          --          --       (0.01)         --
   Net loss                                                $    (2.27)  $   (0.78)  $   (0.07)  $   (0.20)  $   (0.29)
 Effective tax rate                                              (0.8)%       (2.1)%      37.0%       31.8%       30.7%

OTHER DATA
 Operating cash flow (Earnings before interest, taxes,
   depreciation and amortization) (2)                      $   (2,849) $   15,695  $   17,009  $   12,671  $    4,965
 Operating cash flow margin (2)                                  (3.0)%       16.9%       21.9%       19.7%       10.2%

BALANCE SHEET DATA
 Working capital (3)                                       $    4,794  $   (3,949) $   42,008) $   41,811) $  (29,032)
 Property, plant and equipment, net                            51,472      59,452      53,661      43,083      34,632
 Intangible assets, net                                        75,582      76,220      71,258       9,862       7,007
 Total assets                                                 153,374     159,149     147,056      75,225      58,519
 Revolving Credit Agreement - TDS                             139,960      94,523      28,113          --          --
 Common shareholders' equity                               $   (9,802) $   35,576  $   51,018  $    7,769  $   11,004

OTHER COMPANY STATISTICS
 Customer units in service                                    774,400     784,500     652,800     460,900     322,200
 Average monthly service revenue per unit ("ARPU")         $     9.88  $    10.57  $    11.92  $    13.65  $    14.93
 Average monthly operating cost per unit                   $     7.36  $     6.98  $     7.27  $     8.61  $    10.06
 Subscriber devices in service per employee                       893       1,007         853         685         539
 Average monthly service revenue per employee              $    8,980  $   12,457  $   10,171  $    9,388  $    7,801
 Transmitters in service                                        1,048       1,018         943         685         532
 Capital expenditures                                      $   28,940  $   35,107  $   27,403  $   24,813  $   15,501
 Average monthly disconnect rate ("churn")                         3.1%        2.5%        2.6%        2.9%        2.9%
 Current ratio                                                    1.2         0.9         0.3         0.3         0.4
 Return on equity                                              (227.1)%     (78.5)%      (6.8)%     (19.6)%     (28.6)%
-------------------------------------------------------------------------------------------------------------------------




(1) WEIGHTED AVERAGE COMMON AND SERIES A COMMON SHARES OUTSTANDING GIVE RETROACTIVE EFFECT TO THE RECAPITALIZATION IN CONJUNCTION WITH THE COMPANY'S 1994 INITIAL PUBLIC OFFERING, AS IF THIS TRANSACTION HAD OCCURRED AT JANUARY 1, 1992.

(2) ALTHOUGH OPERATING CASH FLOW AND OPERATING CASH FLOW MARGIN ARE COMMONLY USED AS MEASURES OF PERFORMANCE IN THE PAGING INDUSTRY AND BY FINANCIAL ANALYSTS AND OTHERS WHO FOLLOW THE INDUSTRY, THEY SHOULD NOT BE CONSIDERED IN ISOLATION OR USED AS PERFORMANCE AND LIQUIDITY MEASURES PURSUANT TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

(3) WORKING CAPITAL INCLUDES DUE TO FCC - PCS LICENSES OF $42.9 MILLION AT DECEMBER 31, 1994. WORKING CAPITAL INCLUDES NOTES PAYABLE - AFFILIATES OF $44.4 MILLION AND $31.7 MILLION AT DECEMBER 31, 1993 AND 1992, RESPECTIVELY.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AMERICAN PAGING, INC.:

We have audited the accompanying consolidated balance sheets of American Paging, Inc. (a Delaware corporation) and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Paging, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Arthur Andersen LLP

Chicago, Illinois
January 29, 1997








CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

                                                                                Quarter Ended
                                                             March 31      June 30     Sept. 30      Dec. 31
                                                           ----------------------------------------------------
                                                              (Dollars in thousands, except per share amounts)
1996
 Service revenue                                            $  23,708    $  23,493    $  23,766    $  22,784
 Restructuring charges                                            778        1,465        7,087           --
 Operating loss                                                (4,086)      (6,567)     (16,694)      (9,279)
 Net loss                                                   $  (5,344)   $  (8,340)   $ (18,636)   $ (13,207)
 Weighted average Common and Series A Common shares (000s)     20,041       20,047       20,050       20,053
 Loss per Common and Series A Common share                  $   (0.27)   $   (0.42)   $   (0.93)   $   (0.66)

1995
 Service revenue                                            $  22,237    $  22,866    $  24,109    $  23,822
 Restructuring charges                                             --           --        2,196          716
 Operating loss                                                (2,029)      (2,010)      (2,339)      (2,619)
 Net loss                                                   $  (2,748)   $  (4,027)   $  (4,871)   $  (4,064)
 Weighted average Common and Series A Common shares (000s)     20,000       20,019       20,023       20,030
 Loss per Common and Series A Common share                  $   (0.14)   $   (0.20)   $   (0.24)   $   (0.20)



SHAREHOLDER INFORMATION

AMERICAN PAGING STOCK AND DIVIDEND INFORMATION

The Company's Common shares are listed on the American Stock Exchange under the symbol "APP" and in the newspapers as "AmPaging." As of February 28, 1997, the Company's Common shares were held by 98 record owners. All of the Series A Common shares were held by TDS. No public trading market exists for the Series A Common shares, but the Series A Common shares are convertible on a share-for-share basis into Common shares.

The high and low sales prices of the Common shares as reported by the American Stock Exchange were as follows:

                                                Common Shares
Calendar Period                              High            Low
                                         ---------------------------
1996
First Quarter                           $   7.375       $   6.250
Second Quarter                             10.000           6.500
Third Quarter                               7.563           5.500
Fourth Quarter                              6.125           4.625

1995
First Quarter                           $   8.750       $   7.125
Second Quarter                              8.250           6.125
Third Quarter                               8.375           6.625
Fourth Quarter                              8.250           6.375

The Company has never paid any cash dividends and currently intends to retain any future earnings for use in the Company's business. In addition, the Revolving Credit Agreement with TDS prohibits the payment of dividends on the Company's Common shares and Series A Common shares, except to the extent of one-half of the cumulative consolidated net income, if any, of the Company for the period after December 31, 1993.

INVESTOR RELATIONS

Our Annual Report, Form 10-K, Quarterly Reports, Prospectuses, and News Releases are available to our investors, security analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Our Corporate Office can also help with questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes. All inquiries should be directed to:

Michelle M. Haupt
Investor Relations
AMERICAN PAGING, INC.
1300 Godward Street Northeast Suite 3100
Minneapolis, Minnesota 55413
612/623-3100
612/623-4413 (fax)

e-mail: michelle.haupt@teldta.com
        joan.kerkvliet@teldta.com

ANNUAL MEETING

The Annual Meeting of shareholders of American Paging, Inc. will be held on May 5, 1997, at 11:00 a.m., local time, in Minneapolis, Minnesota.